SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__)

Vuzix Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92921W300
(CUSIP Number)

Paul Travers Vuzix Corporation 25 Hendrix Road, Suite A West Henrietta, New York 14586.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92921W300

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul J. Travers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

1,771,914 (1)

	8	SHARED VOTING POWER:

881,124 (2)

	9	SOLE DISPOSITIVE POWER:

1,771,914 (1)

	10	SHARED DISPOSITIVE POWER:

881,124 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,653,038 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6% (based on 27,587,502 shares of common stock issued and outstanding as of December 19, 2018)

14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 40,000 shares issuable upon exercise of options.

(2)	Includes (i) 11,124 shares of common stock held by Travers Family Trust LLC, (ii) 609,000 shares of common stock held by Paul Travers Annuity Trust I dated May 14, 2015, (iii) 182,700 shares of common stock held by Paul Travers Annuity Trust II dated May 14, 2015, and (iv) 78,300 shares of common stock held by Paul Travers Annuity Trust III dated May 14, 2015.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock of Vuzix Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 25 Hendrix Road, Suite A, West Henrietta, New York 14586.

Item 2. Identity and Background

(a) This statement is being filed by Paul J. Travers (the “Reporting Person”).

(b) The Reporting Person’s business address is 25 Hendrix Road, Suite A, West Henrietta, New York 14586.

(c) The Reporting Person is the president, chief executive officer, and chairman of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On December 19, 2018, the Reporting Person purchased 3,700 shares of the Issuer’s common stock for an aggregate purchase price of $19,463. The source of this $19,463 was the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

The Reporting Person purchased the Issuer’s shares for investment purposes. As set forth above, the Reporting Person is the president, chief executive officer and chairman of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Person has and may, and by nature of his affiliation may be deemed to have and may, in the capacity of an officer and director of the Issuer, from time to time review and have reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, she has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 2,653,038 shares of the Issuer’s common stock, consisting of (i) 1,731,914 outstanding shares of common stock held by the Reporting Person, (ii) 40,000 shares of common stock issuable upon the exercise of options, (iii) 11,124 shares of common stock held by Travers Family Trust LLC, (iv) 609,000 shares of common stock held by Paul Travers Annuity Trust I dated May 14, 2015, (v) 182,700 shares of common stock held by Paul Travers Annuity Trust II dated May 14, 2015, and (vi) 78,300 shares of common stock held by Paul Travers Annuity Trust III dated May 14, 2015. The Reporting Person beneficially owns approximately 9.6% of the Issuer’s outstanding common stock.

The Reporting Person has sole voting and dispositive power over 1,771,914 shares of the Issuer’s common stock.

The Reporting Person has shared voting and dispositive power over 881,124 shares of the Issuer’s common stock.

On December 19, 2018, the Reporting Person purchased 3,700 shares of the Issuer’s common stock for a purchase price of $5.2604 per share.

Other than as reported in this Schedule 13D, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2018	/s/ Paul J. Travers
Paul J. Travers